Exhibit 99.1

January 18, 2012

Mr. Shawn McWilliams

Business Unit Controller

Ramshorn Investments, Inc.

515 W. Greens Road, Suite 1000

Houston, Texas 77067-4525

Re:	Ramshorn Investments, Inc.

Proved Reserves and

Future Net Revenues

As of December 31, 2011

SEC Price Case

Dear Mr. McWilliams:

As requested, Miller and Lents, Ltd. (MLL) estimated the proved reserves and projected the future net revenues attributable to the interests of Ramshorn Investments, Inc. (Ramshorn) as of December 31, 2011. This report was prepared for Ramshorn’s use for reserves and financial planning and completed on January 18, 2012. The estimates were made in accordance with the definitions contained in Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a) as shown in the Appendix. The aggregate results are shown in the following table.

Reserves and Future Net Revenues as of December 31, 2011

Reserves Category	Net Reserves			Future Net Revenues
	Oil, MBbls.	Gas, MMcf	NGL, MBbls.	Undiscounted, M$	Discounted at 10% Per Year, M$
Proved Producing	209.8	8,835.9	79.3	28,361.9	17,331.9
Proved Nonproducing	39.2	2,082.0	0.0	12,174.2	5,892.9
Total Proved Developed	249.0	10,917.9	79.3	40,536.1	23,224.8
Proved Undeveloped	18.4	1,120.4	0.0	2,495.7	799.8
Total Proved	267.4	12,038.3	79.3	43,031.8	24,024.6

Future net revenues as used herein are defined as the total revenues attributable to the evaluated interest less royalty, production taxes, operating expenses, and future capital expenditures. Future net revenues were discounted at 10 percent and do not include deductions for federal income tax. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

The evaluated wells are in numerous domestic fields and areas located in the states of Arkansas, Louisiana, Mississippi, Montana, North Dakota, Oklahoma, Texas, Utah, and Wyoming. Ramshorn’s

TWO HOUSTON CENTER • 909 FANNIN STREET, SUITE 1300 • HOUSTON, TEXAS 77010

TELEPHONE 713-651-9455 • TELEFAX 713-654-9914 • e-mail: mail@millerandlents.com

Mr. Shawn McWilliams	January 18, 2012
Ramshorn Investments, Inc.	Page 2

interest in the properties consists of nonoperated working interests, overriding royalty interests, or mineral interests. Ramshorn has little information on the properties other than financial statements from the operators showing allocated revenues and costs. For our evaluations, MLL used monthly summary data since October 2007 that have been accumulated by Ramshorn from these financial statements, supplemented by information from public records and commercial data services.

The nonproducing and undeveloped wells included in MLL’s evaluation were limited to properties with adequate technical data and development plans to evaluate such opportunities. Some of the Ramshorn properties may have additional behind pipe and/or undeveloped reserves but were not included herein due to lack of readily available information. Ramshorn reportedly has interests in some additional wells that were not included herein because MLL found no production records for them either from revenue statements or public sources. Some of these wells may be recently drilled or not yet on production; others may be wells that are not commercially productive. It is possible that some of the wells are actually producing now, but data were not yet available at the time of MLL’s evaluation.

Production Data

Wherever possible, MLL used the complete monthly history of production available from commercial services for our evaluation of each property. For those properties on which we found little or no production data, MLL used recent monthly production data provided by Ramshorn. On the properties that showed “plant products” production from the information provided by Ramshorn, MLL estimated natural gas liquids recovery ratios and gas shrinkage factors. Generally, MLL projected the major phase (oil or gas) based on the decline curve trend for each property or based on analogy with wells in the same field or area. Condensate yields, gas-oil ratios, NGL yields, and gas shrinkage factors were estimated and projected from the available data to forecast the secondary products.

Prices

The prices used for the 2011 reserves projections herein are in accordance with SEC standards. The oil price of $96.19 per barrel and gas price of $4.118 per MMBtu represent the 12-month average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2011 as shown in Table 1. MLL assumed an NGL price equal to 60 percent of the oil price. Price differentials for each property were determined by comparing the actual average monthly oil, gas, and NGL price based on monthly production and revenue data provided by Ramshorn to the monthly benchmark prices of these products. The computed differentials were then used as multiplier ratios for each product to adjusted benchmark prices. For properties on which available data were insufficient to calculate price differentials, MLL used the average price multiplier that we had calculated for Ramshorn properties in the same field or state. The actual average product prices for proved reserves in this report, after appropriate adjustments, were $92.17 per barrel for oil, $52.58 per barrel for NGLs, and $4.47 per Mcf for gas.

Operating Costs

Mr. Shawn McWilliams	January 18, 2012
Ramshorn Investments, Inc.	Page 3

For working interest properties, MLL estimated current average operating costs per well per month for each property based on the historical information provided by Ramshorn. For mineral interests, overriding royalty interests, and wells for which cost data were not available, MLL estimated monthly operating costs per well per month based on analogy or experience for properties in nearby areas. Although no operating costs were incurred for overriding royalty or mineral interests, an estimate of operating cost was needed to determine the economic producing limit. MLL held operating costs constant for all future years.

Ownership Interests

Ramshorn provided a list of the net working interest and net revenue interest that it carried for each property. For some wells, the working interest or net revenue interest was unknown. For properties on the list with working interests shown but where Ramshorn’s net revenue interest was unknown, MLL estimated net revenue interests based on a 0.75 ratio of net revenue interest to working interest. The 0.75 ratio was selected because it best represented the actual average ratio for many of Ramshorn’s working interest properties. For properties on the list with no working interest and modest net revenue interests, MLL assumed Ramshorn holds an overriding royalty or mineral interest only. Some of the properties have ceased to produce or are producing at rates below the estimated economic limit. They are included herein, but remaining reserves and future net revenues for these properties were reported as zero. Properties on which MLL had interest data but for which we could not find production data were excluded from this report.

Interest reversions were scheduled based on payout criteria and balances provided by Ramshorn. MLL assumed no production balancing provisions exist for the Ramshorn properties as no relevant information was available.

Reserves Projections

Forecasts of future production were made for each property based on historical trend or analogy. Reserves were determined as the sum of the forecast production for all months after December 31, 2011 until the economic producing limit was reached for each property. For properties with short or erratic production histories, there is greater uncertainty in the projection of future production than for properties with long histories of production on a consistent decline trend. Gas reserves are reported at the appropriate pressure and temperature base for each state; therefore, the consolidated total is at a mixed pressure base.

Attachments

Table 1 shows the first-day-of-the-month price for each month within the 12- month period prior to December 31, 2011 used to calculate the SEC 12- month average prices used in the MLL’s projections. Figure 1 is a pie chart showing reserves and discounted future net revenues by state. In preparing this chart, MLL used an equivalence factor of six Mcf of gas per barrel of hydrocarbon liquid (oil or NGLs).

Mr. Shawn McWilliams	January 18, 2012
Ramshorn Investments, Inc.	Page 4

Exhibits 1 through 16 are cash flows and one-line summaries grouped as requested by Ramshorn. Exhibit 1 shows the total cash flow summary for total proved reserves. Exhibits 2, 3, and 4 show cash flow summaries by reserves category. Exhibits 5 through 13 show cash flow summaries sorted by state. Exhibits 14, 15, and 16 are one-line summaries of individual wells sorted by state, alphabetic order, and descending future net revenues, respectively.

As an aid to property identification, the numerical well code assigned by Ramshorn to its properties is shown on the exhibits in addition to the entity name.

Other Considerations

As instructed by Ramshorn, MLL used an abandonment cost of $40,000 per well, which was applied when each well reached its economic limit. In some cases, application of this abandonment cost causes the undiscounted future net revenues to be negative. These wells were included in our summary with their negative values.

Future costs of abandoning facilities and any future costs of restoration of producing fields to satisfy environmental standards were not deducted from total revenues, as such estimates are beyond the scope of this assignment.

In conducting this evaluation, MLL relied upon production, revenue, cost, and ownership data supplied by Ramshorn and upon nonconfidential data from public records or commercial data services. These data were accepted as represented and considered appropriate for the purpose served by the report.

MLL applied all methods, procedures, and assumptions it considered necessary and appropriate under the circumstances in using the data provided to prepare this report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of hydrocarbons to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, MLL is not aware of any regulations that would affect Ramshorn’s ability to recover the estimated reserves and resources.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in Ramshorn or any affiliated company. MLL’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. Production of this report was supervised by Carl D. Richard, an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Mr. Shawn McWilliams	January 18, 2012
Ramshorn Investments, Inc.	Page 5

Very truly yours,

MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442

By	/s/ Carl D. Richard, P.E.
Carl D. Richard, P.E.
Senior Vice President

CDR/psh